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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                              CSS INDUSTRIES, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.10 per share
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  178666 10 3
                         ---------------------------
                                 (CUSIP Number)

                                James H. Bromley
                              c/o Rapidforms, Inc.
                                 301 Grove Road
                              Thorofare, NJ 08086
                                  609-384-1144

- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 12, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  178666 10 3                                    Page  2  of  4  Pages
          -------------                                        ---    ---

                                  SCHEDULE 13D


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James H. Bromley    ###-##-####
______________________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                       (b) / /
______________________________________________________________________________
3  SEC USE ONLY

______________________________________________________________________________
4  SOURCE OF FUNDS*
          OO
______________________________________________________________________________
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or (e)                                                             / /

______________________________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
______________________________________________________________________________
                7    SOLE VOTING POWER
   NUMBER OF         533,648
     SHARES
  BENEFICIALLY  ______________________________________________________________
   OWNED BY     8    SHARED VOTING POWER
     EACH            0
   REPORTING    ______________________________________________________________
    PERSON      9    SOLE DISPOSITIVE POWER
     WITH            533,648
                ______________________________________________________________
                10   SHARED DISPOSITIVE POWER
                     0
______________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           533,648
______________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

______________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.01%
______________________________________________________________________________
14 TYPE OF REPORTING PERSON*
          IN
______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.  178666 10 3                                    Page  3  of  4  Pages
          -------------                                        ---    ---

Item 1. Security and Issuer.

     This Statement relates to the common stock, par value $0.10 per share (the "Common Stock") of CSS Industries, Inc., a Pennsylvania corporation (the "Company"). The Company's principal executive offices are located at 1845 Walnut Street, Philadelphia, Pennsylvania 19103.

Item 2. Identity and Background.

        (a) Name: James H. Bromley ("Mr. Bromley" or the "Reporting Person").

        (b) Business address: 301 Grove Road, Thorofare, NJ 08086.

        (c) Present principal occupation: President and Chief Executive Officer of Rapidforms, Inc., a subsidiary of the Company ("Rapidforms"). The principal executive offices of Rapidforms are 301 Grove Road, Thorofare, NJ 08086.

        (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

        (e) During the last five years, the Reporting Person has not been a party to a civil proceeding the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

        (f) Citizenship:  U.S.A.


Item 3. Source and Amount of Funds or Other Consideration.

        Not Applicable.


Item 4. Purpose of Transaction.

       The shares of Common Stock held by Mr. Bromley are held for investment purposes. Depending upon market conditions and Mr. Bromley's perception of the attractiveness of holding Common Stock as an investment, Mr. Bromley may determine to sell or contribute all or a material portion of his shares of Common Stock, or to acquire additional shares of Common Stock or other securities of the Company, in each case in the open market, in privately negotiated transactions or otherwise.

       Mr. Bromley, in his capacity as an officer of Rapidforms and director of CSS, rather than in his capacity as a stockholder, may have plans and proposals with respect to CSS. In addition, it is Mr. Bromley's intention to use his ownership interest in Common Stock to exercise influence over the business and activities of CSS. In particular, Mr. Bromley has in the past voted to elect and will continue to seek to elect directors (including himself) to the board of directors of CSS who will review and monitor CSS and its business, assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and as a result of such review determine whether or not CSS should continue to operate its businesses as it has done in the past, expand its current businesses through acquisitions, be restructured, combined with any other entity, or CSS or its assets should be sold. Mr. Bromley may from time to time investigate and consider what, if any, other changes would be desirable to maximize the value of CSS in light of the circumstances which then exist. Such changes could include, in addition to those described above, changes in the Company's business, corporate structure or organization, Certificate of Incorporation, By-Laws, capitalization or board of directors.

       Although the foregoing represents the range of possible activities as to which Mr. Bromley could exercise influence with respect to CSS, it should be noted that the possible activities of Mr. Bromley are subject to change at any time. Subject to the foregoing, there are no plans or proposals which Mr. Bromley in his capacity as stockholder of CSS has, with respect to CSS or its securities of the type described in Item 4(a)-(j) of Schedule 13D.

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CUSIP No.  178666 10 3                                    Page  4  of  4  Pages
          -------------                                        ---    ---
Item 5. Interest in Securities of the Issuer.

        (a) As of May 12, 1995, the Reporting Person beneficially owned 516,648 shares of Common Stock and options to purchase 17,000 shares of Common Stock exercisable within 60 days, constituting in the aggregate approximately 5.01% of the outstanding shares of Common Stock.

        (b) The Reporting Person has sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the Common Stock beneficially owned by him and described herein.

        (c) On May 2, 1995, Mr. Bromley made a gift of 2,000 shares of Common Stock to the Church of the Redeemer and 300 shares of Common Stock to Princeton University.

        (d) Not applicable.

        (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None.

Item 7. Material to Be Filed as Exhibits.

        None.



                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date May 18, 1995                         /s/ James H. Bromley
     -----------------                   --------------------------
                                         James H. Bromley